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                         [CIBC WOOD GUNDY LETTERHEAD]

March 14, 1997


Mr. Peter. G. Graf
Chairman and Chief Executive Officer
PhoneTel Technologies, Inc.
650 Statler Office Tower
1127 Euclid Avenue
Cleveland, OH 44115

Dear Mr. Graf:

CIBC Wood Gundy Securities Corp. ("CIBC Wood Gundy") is pleased to confirm that, based on current market conditions and the other terms and conditions referred to herein, we are highly confident of our ability, as lead book running underwriter, placement agent or initial purchaser, to sell or place up to $175 million of senior and/or subordinated debt or equity (the "Financing") for PhoneTel Technologies, Inc. ("PhoneTel" or the "Company") to finance the acquisition (the "Transaction") of Communications Central Inc. ("CCI") pursuant to a binding merger agreement (the "Acquisition Agreement") through which the Company will obtain the entire equity interest of CCI subject to the terms and conditions therein and of this letter. The structure, covenants and economic and other terms of the Financing will be based on market conditions at the time of the sale or placement of the Financing and on the ultimate structure of the Transaction. This letter is intended to further clarify and supersede our letter of March 9, 1997.

Our ability to consummate the sale or placement of the Financing is subject to:

     (i) the terms and conditions of the Financing and all related documentation (which will be customary for transactions of this nature), as well as the terms and structure of the Transaction (including the Acquisition Agreement and related documents) and the execution and delivery of documentation with respect to the Financing and the Transaction, all being reasonably satisfactory in form and substance to CIBC Wood Gundy and its counsel;

     (ii) our satisfaction with, and completion of financial, business and legal due diligence regarding the Company and CCI including access to certain non-public information;

    (iii) there not having become known or, since December 31, 1996 occurred any material adverse change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of the Company or CCI;

     (iv) the receipt of all necessary governmental, regulatory and third-party approvals and consents, including from other lenders to the Company in connection with the Financing and the Transaction, on terms satisfactory to us;

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Mr. Peter G. Graf
March 14, 1997
Page Two

      (v) our having reasonable and customary time and terms to market the Financing, as contemplated by our engagement letter, which is likely to require an extension of the initial tender offer period; and

     (vi) at the time the Financing is consummated there being no legal, regulatory, financial or other restrictions on the Company's ability to promptly consummate the Transaction.

This highly confident letter is being delivered to you based upon the understanding that no disclosure of, or reference to, this highly confident letter shall be made to any person or entity other than PhoneTel and its directors, officers, financial advisors, counsel and accountants who are directly involved in the Transaction and/or CCI and its directors, officers, financial advisors, counsel and accountants who are directly involved in the Transaction, without prior written consent from CIBC Wood Gundy. Please note that this letter is not a commitment to purchase or place the Financing or any other securities of the Company.

We look forward to working with you on this transaction.

Very truly yours,


CIBC Wood Gundy Securities Corp.


By:  /s/ James J. Moglia
   -------------------------------
     James J. Moglia
     Managing Director

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